April 8, 2009
VIA EDGAR AND FEDERAL EXPRESS
Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Graphic Packaging Holding Company Preliminary Proxy Statement filed on March 19, 2009 Commission File No. 001-33988
Dear Mr. Reynolds:
          Graphic Packaging Holding Company (the “Company”) is hereby responding to the comments contained in your letter dated April 2, 2009 relating to the Preliminary Proxy Statement for the Annual Meeting of Stockholders to be held on May 13, 2009, filed on March 19, 2009. The comments of the Staff are set forth in bold and italicized text below and the Company’s responses are set forth in plain text immediately beneath each comment. The references in the Company’s responses below to page numbers refer to the pages in the blacklined courtesy copies of the Company’s definitive Proxy Statement (the “Proxy Statement”), which we are providing to you for your convenience.
Compensation Discussion and Analysis
1.	Please revise the Compensation Discussion and Analysis to clarify the material information about compensation objectives and policies for named executive officers, including how and why the compensation committee arrived at the specific executive compensation decisions and policies. For example, although you identify seven compensation components and provide information regarding the methodology used for setting the amounts of individual types of compensation, it is not clear how each compensation component and your decisions regarding these elements fit into the company’s overall compensation objectives and their impact regarding other elements. Similarly, it is unclear if and how the committee’s decisions regarding these elements were affected by the vesting in March 2008 of all RSUs outstanding under the 2004 Plan as a result of the change of control that occurred upon the consummation of the Altivity Transaction, as disclosed in footnote 1 on page 21. See Item 402(b)(1)(vi). Please revise as appropriate.

Mr. John Reynolds
April 8, 2009

To address the Staff’s concerns expressed in Comment No. 1, the Company has added a number of new disclosures. First, the Company has added additional information regarding the purposes and objectives for the individual components of compensation by adding the following statements under the headings “Base Salary,” “Welfare Benefit Plans,” “Perquisites,” and “Retirement Benefits,” respectively, on pages 14-16 of the Proxy Statement:
“The purpose of base salaries is to attract and retain our Executives. Increases in base salary also serve to reward performance and recognize significant increases in the scope of an Executive’s position and responsibilities.”
“The purposes of the Company’s welfare benefit plans are to attract and retain Executives and other employees.”
“The purpose of providing a fixed payment in lieu of perquisites is to attract and retain Executives who would typically receive various perquisites with at least a similar value if employed by other companies comparable to the Company.”
“The Company provides retirement benefits to attract and retain qualified employees and Executives, and to reward significant service to the Company.”
We have also expanded the explanation of the potential impact that each component of compensation may have on the other components by adding the following language prior to the last sentence in the paragraph under the heading “Guiding Principles and Policies” on page 12 of the Proxy Statement:
“The Committee’s goal is to set each Executive’s total compensation at approximately the 50th percentile of the peer group’s total pay for executives with similar positions and responsibilities. As data for the peer group fluctuates or the peer group is updated to reflect changes in the market, the Committee may make adjustments in one or more components of compensation to achieve the 50th percentile of total compensation. However, because of recent promotions, changes in the peer group to reflect the Company’s size after the Altivity Transaction and the redesign of the long-term incentive program in 2008 (which resulted in the Executives receiving no grants of Service-Based Restricted Stock Units), total compensation for the Executives is below the 50th percentile of the peer group for 2008.

Mr. John Reynolds
April 8, 2009

To address the Staff’s question about the effect of the vesting and payout of all RSUs under the Company’s 2004 Stock and Incentive Compensation Plan, the following language has been added at the end of the third full paragraph under the heading “Long-Term Incentives” on page 15 of the Proxy Statement:
“The vesting and payout of all of the RSUs previously granted under the 2004 Plan did not affect the Committee’s decisions with respect to long-term incentives or other components of compensation in 2008.”
2.	The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please expand your disclosure to explain the differences in the types and amounts of compensation awarded to the named executive officers. For example, we note the different trends in Mr. Simko’s salary and non-equity incentive plan compensation as compared to those of the other named executive officers. We refer you to Section 11.B.1. of Commission Release No. 33-8732A. To the extent policies or decisions are materially similar, you may discuss the compensation of these individuals on a group basis.

The Company did not apply different compensation policies or practices to any one or more of the Named Executive Officers in 2008. Rather, as stated under the section of the Compensation Discussion and Analysis titled “Guiding Principles and Policies,” the Committee and the Company reviewed market data, individual performance, retention needs and internal equity among Executives’ compensation packages in determining whether to increase, maintain or decrease compensation. Accordingly, the Company discussed its policies and compensation decisions during 2008 on a group basis.

With respect to Mr. Simko, the different trends in base salary and non-equity incentive plan compensation as compared to those of the other Named Executive Officers result from Mr. Simko’s termination of employment on April 15, 2008. This resulted in actual base salary payments below his 2007 level, as well as the fact that he received no non-equity incentive plan compensation for 2008. We propose adding a footnote to the Summary Compensation Table on page 19 of the Proxy Statement with language as follows:
(9)	The amount shown in the Salary column for Mr. Simko reflects salary paid to Mr. Simko through April 15, 2008, the date his employment with the Company terminated. Mr. Simko received no non-equity incentive plan compensation for 2008 because, pursuant to his employment agreement, he received an amount equal to a pro-rated award at target level under the MIP as part of his severance payments.

Mr. John Reynolds
April 8, 2009

We believe this additional disclosure should clarify the application of the Company’s compensation policies and practices caused by the disclosure of Mr. Simko’s 2008 compensation in the Summary Compensation Table.

3.	We note the statement on page 13 that the compensation committee engaged Hewitt Associates. Please revise to clarify the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

We have added the requested information by inserting the following language after the third sentence in the paragraph under the heading “Role of Compensation Consultants” on page 13 of the Proxy Statement:
“The Committee and the Company instructed Hewitt Associates to compile and provide data on both total pay and individual elements of compensation among companies in the peer group, as well as trends in compensation practices that they observed within the peer group and generally among public companies. Neither the Company nor the Committee relies on Hewitt Associates to recommend specific levels of total pay or any specific element of compensation to our Executives; such recommendations are developed by management based on information provided by Hewitt Associates and then presented to the Committee for consideration.”
4.	Please revise to disclose the “certain performance metrics” identified in the third paragraph on page 20.

We have added the requested information by inserting the following language after the second sentence in the fifth paragraph on page 21 of the Proxy Statement:
“Specifically, the performance metrics (that would result in an award at target level) were debt reduction of $61.0 million, cost reduction of $25.8 million, sales related to innovation of $41.0 million, process improvement (measured by cost of variation) of no more than 6.7% and asset utilization (measured by operating equipment efficiency) of at least 57%. The Company achieved or exceeded all of these metrics except debt reduction, resulting in awards at 112% of the 2007 Service RSU award level.”

Mr. John Reynolds
April 8, 2009

Certain Relationships and Related Transactions, page 25
5.	We note the statement on page 32 that you and GPC, Molson Coors Brewing Company and CoorsTek “have certain business relationships and have engaged in certain transactions with one another, as described below.” The disclosure in the subsequent paragraphs refers to a supply agreement with Coors Brewing Company, under which you received approximately $87 million in 2008, and a Golden Properties partnership, which “owns, develops, operates and sells certain real estate” and appears to have distributed approximately $4.3 million to you in 2008. Please revise to describe the material terms of the supply agreement and real estate operations. Similarly, please revise to describe the Supply Agreement with Fiskeby International Holding AB, and explain the basis on which it is “affiliated with Jeffrey H. Coors.”

We propose to more fully describe the supply agreement with Coors Brewing Company by deleting the second full paragraph from the top of page 34 in the Proxy Statement, which describes the Company’s relationship with Molson Coors Brewing Company, and replacing it with the following:
“GPIC originated as the packaging division of Adolph Coors Company. At the time of the spin-off from Adolph Coors Company, GPIC entered into an agreement with Coors Brewing Company to continue to supply its packaging needs. GPC executed a supply agreement, effective April 1, 2004 with Coors Brewing Company (now a subsidiary of Molson Coors Brewing Company) that expires on December 31, 2009, unless extended for one year at the option of Coors Brewing Company. Pursuant to this supply agreement, GPII supplies an agreed-upon percentage of Coors Brewing Company’s beverage packaging needs in North America. Pricing for such packaging is based on competitive industry levels for similar products and adjusted annually based on published indices for commodity input costs. Sales under this agreement were approximately $87 million for the year ended December 31, 2008 (not including sales to MillerCoors, a joint venture formed in June 2008).”
We propose to more fully describe the real estate operations of Golden Properties, Ltd. by deleting the third full paragraph from the top of page 34 in the Proxy Statement and replacing it with the following:
“One of the Company’s subsidiaries, Golden Equities, Inc. is the general partner of Golden Properties, Ltd., a limited partnership in

Mr. John Reynolds
April 8, 2009

which Coors Brewing Company is the limited partner. Prior to August 2003, Golden Equities, Inc. was a subsidiary of GPIC. Following the merger of GPIC into and with Riverwood Holding, Inc., Golden Properties, Ltd. owned, developed, operated and sold 12 commercial properties in the Coors Technology Center in Golden, Colorado and several residential properties outside of Golden, Colorado. These properties were previously owned directly by Coors Brewing Company or Adolph Coors Company. Golden Properties, Ltd. sold its last property in December 2007 and the Company has been in the process of liquidating the partnership since that time. The Company received a distribution of capital of $1.6 million in 2008, as well as approximately $2.7 million as a distribution of earnings.”
We propose to more fully describe the relationship between Fiskeby International Holding AB and Jeffrey H. Coors by deleting the last three sentences in the fourth full paragraph on page 34 of the Proxy Statement and replacing them with the following:
“Pursuant to the Purchase and Sale Agreement, the Purchaser acquired all of the outstanding shares of Graphic Packaging International Sweden AB (the “Swedish Company”). The Swedish Company and its subsidiaries are in the business of developing, manufacturing and selling paper and packaging boards made from recycled fiber. The Purchaser is owned by Fiskeby US LLC, a domestic limited liability company, which is in turn wholly owned by Fiskeby, Inc. Fiskeby, Inc is primarily owned by the Grover C. Coors Trust (one of the Coors family trusts), although Jeffrey H. Coors, a member of GPHC’s Board of Directors, and his son, Timothy I. Coors, currently own approximately 5% of Fiskeby, Inc. and have certain rights to increase their ownership. Mr. Jeffrey H. Coors also serves as the non-executive Chairman of the Purchaser.”
We propose to expand the description of the Supply Agreement with Fiskeby International Holding AB by deleting the last two sentences in the last paragraph on page 34 of the Proxy Statement and replacing them with the following:
“The Purchaser entered into a two year Supply Agreement with GPC pursuant to which GPC will purchase its requirements for coated recycled board in the European Union from the Purchaser at the prevailing market price at the time of the order. In 2008, GPC and GPHC purchased approximately $2.9 million of paperboard from the Purchaser.”

Mr. John Reynolds
April 8, 2009

6.	Also, please disclose any recent transactions with CoorsTek. We note the last full paragraph on page 32 refers to a 1999 transaction, but it is unclear if there are other or continuing relationships with CoorsTek.

The Company and its subsidiaries have not had any recent transactions with CoorsTek. Upon further review of the Distribution Agreement and the Tax Sharing Agreement, we have determined that the federal and state statutes of limitations with respect to tax actions related to the spin-off of CoorsTek and the requirements for record retention for tax documents have lapsed. Accordingly, the Company has no further obligations under either of these documents. We propose to delete the entire paragraph.
Closing Comments
               As requested, the undersigned hereby acknowledges, on behalf of the Company, that
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If the Staff has additional comments or questions after reviewing this response, please contact the undersigned at (770) 644-3232 or Mr. Stephen Hellrung at (770) 644-3231.
Very truly yours,
/s/ Laura Lynn Smith
Laura Lynn Smith
Counsel and Assistant Secretary

cc:	David W. Scheible, President and Chief Executive Officer
Stephen A. Hellrung, Senior Vice President, General Counsel and Secretary
Dana Brown, Securities and Exchange Commission, Division of Corporation Finance